ENERGY TRANSFER EQUITY, L.P.

John W. McReynolds

President

October 13, 2005

Via EDGAR and FACSIMILE

Mr. H. Christopher Owings

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-0405

Re:	Energy Transfer Equity, L.P.
Registration Statement on Form S-1
Filed September 2, 2005
File No. 333-128097

Dear Mr. Owings:

On September 30, 2005, Energy Transfer Equity, L.P. (“Energy Transfer Equity” or “ETE”) received the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Registration Statement on Form S-1 (File No. 333-128097)(the “Registration Statement”).

The following responses are for the Staff’s review. For your convenience we have repeated each comment of the Staff exactly as given in the Staff’s comment letter. Where applicable, our responses indicate the additional, deletions or revisions we included in Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

Cover Page

1.	We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A, such as the anticipated price range on the cover page and the dilution amounts on page 47. We note, however, that you have stated the midpoint of the price range elsewhere in the document. Therefore, it is unclear why you have not disclosed the price range. If the included information changes, we may have additional comments. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectus.

2828 WOODSIDE STREET DALLAS TEXAS 75204 TELEPHONE 214.981.0700 FACSIMILE 214.981.0706

Securities and Exchange Commission

October 13, 2005

Response:    Energy Transfer Equity currently anticipates the price range for the offering will be from $18.00 to $20.00 per common unit. We have omitted the price range on the cover page of the prospectus due to concerns that news services will publicly report this price range prior to the time that Energy Transfer Equity and the underwriters for the offering are ready for this type of information to be widely disseminated by these news services as market forces, industry conditions and company-specific events could result in adjustments to this price range prior to the distribution of the preliminary prospectus. Energy Transfer Equity expects to include the price range on the cover page of the preliminary prospectus in the next amendment to the Registration Statement. Other information that was not included in the initial filing has been included in this Amendment No. 1 with a few minor exceptions.

2.	Please indicate that a portion of the proceeds will be used to repay indebtedness to an affiliate of one of your underwriters. Also, please clarify that the net proceeds of the $600 million term loan were used to make a distribution to your current equity holders. Disclose the purpose of the indebtedness throughout the prospectus, including in the Use of Proceeds section.

Response:    We have revised the cover page of the prospectus and the Registration Statement accordingly. See the cover page of the prospectus and page 41 of the Registration Statement.

3.	Please delete the word “rapidly-growing” from the second paragraph.

Response:    We have revised the cover page of the prospectus accordingly.

4.	You have included underwriters in addition to the managing underwriters you identified on page 212. Please identify only the lead or managing underwriters. Refer to Item 501(b)(8) of Regulation S-K.

Response:    We respectfully submit that each underwriter listed on the cover of the prospectus is a “lead or managing underwriter” for purposes of Item 501(b)(8) of Regulation S-K. Under Rule 12b-2 promulgated under the Exchange Act, the term “managing underwriter” includes “an underwriter (or underwriters) who, by contract or otherwise, deals with the registrant; organizes the selling effort; receives some benefit directly or indirectly in which all other underwriters similarly situated do not share in proportion to the their respective interests in the underwriting; or represents any other underwriters in such matters as maintaining the records of the distribution, arranging the allotments of securities offered or arranging for appropriate stabilization activities, if any.” We cite the following facts in support our conclusion that A.G. Edwards & Sons, Inc., RBC Capital Markets Corporation, Oppenheimer & Co. Inc., Raymond James & Associates, Inc. and Stephens Inc. (collectively, the “Co-Managers”) are serving as managing underwriters in respect of this offering:

•	each of the Co-Managers has had an active role in drafting the prospectus and has performed an important due diligence function;

Securities and Exchange Commission

October 13, 2005

•	each of the Co-Managers will participate in the management fee (in other words, unlike the members of the broader underwriting syndicate, they will not receive only selling concessions) and was invited to serve as a co-manager of this offering on that basis;

•	other than the number of units that they will sell, and the portion of the management fee and the amount of the selling concessions that they will receive, there are no material distinctions among the Co-Managers, whereas there are several distinctions between the Co-Managers and the members of the broader underwriting syndicate;

•	under the terms of the draft Underwriting Agreement, each of the Co-Managers is listed, and will in fact serve, as a representative of the several underwriters included in the broader underwriting syndicate;

•	because common units of publicly traded partnerships are predominantly a retail product (unlike most common stock issuances, which are predominantly subscribed for by institutional investors), each Co-Manager will be required to organize its own sales force to engage in extensive selling efforts through a distinct retail distribution system; and

•	we believe that retail customers purchasing common units from investment banks with established reputations for executing financings for publicly traded partnerships gain comfort from the active participation of these institutions in offerings because they are aware of the level of due diligence that these institutions perform.

Unlike the members of the broader underwriting syndicate, the Co-Managers could be subjected to liability in the event that there is a misstatement or omission in the prospectus, which is one of the reasons why they have actively participated in drafting and due diligence. We respectfully submit that, having placed themselves in the position of managing underwriters by playing a management role and receiving the benefits (a portion of the management fee) and exposing themselves to the potential detriments (prospectus liability) associated with that role, the Co-Managers are appropriately named on the cover of the prospectus.

5.	Provide us in a timely manner copies of any artwork that you intend to use. Please be advised that we may have comments on these materials and you should consider waiting for our comments before printing and circulating any artwork.

Response:    We have revised the Registration Statement accordingly. See the front and back inside covers of the prospectus. We have also supplementally herewith provided the proposed artwork, which are attached hereto as Exhibits 5A, 5B and 5C.

Prospectus Summary, page 1

Securities and Exchange Commission

October 13, 2005

6.	We remind you that the summary should provide a brief overview of the key aspects of the offering and you. As currently drafted, your 22-page summary is too long and some of the disclosure is repeated in the body of the prospectus. Please revise to eliminate redundancies and reduce the detail provided in the summary. Also, the forward-looking statements should follow the risk factors.

Response:    We have revised the “Summary” section of the prospectus to delete information appearing under the captions “Energy Transfer Partners, L.P.,” “Comparison of Rights of Holders of Our Common Units and ETP’s Common Units,” “The Offering—Issuance of additional units,” “Summary of Conflicts of Interest and Fiduciary Duties—Shared Personnel,” We have also revised the Registration Statement to relocate the “Forward-Looking Statements” section after the “Risk Factors” section.

7.	We note several claims you make, for example, your statement on page 1 that ETP is the third largest publicly traded master limited partnership in equity market capitalization and your statement on page 78 that ETP is the fourth largest retail manufacturer of propane in the United States. For these and similar claims elsewhere, please provide us annotated documentary evidence substantiating them. In addition, for each use of industry data and statistics, tell us whether this source is publicly available. If it was prepared especially for you, file a consent for that industry source. Additionally, provide us with annotated copies of the cited materials as support.

Response:    The following list references the documentary evidence attached herewith substantiating various statements made by Energy Transfer Equity in the Registration Statement as well as support for cited industry data and statistics:

a.	Pages 1 and 123: ETP is the third largest publicly traded master limited partnership in equity market capitalization. We have supplementally provided herewith a list of publicly traded master limited partnerships ranked by equity market capitalization as of September 30, 2005. See Exhibit 7A.

b.	Pages 78, 129 and 133: ETP is the fourth largest retail marketer of propane in the United States. LP Gas magazine publishes “Retailers Rankings” once a year, in which Heritage Propane is ranked fifth in the rankings after Cenex. See Exhibit 7B. Notwithstanding the foregoing, it is our position that Cenex is technically not a retailer but is rather a wholesaler. Cenex, as a cooperative, does not market directly to the consumer but markets to many individual dealers who in turn market to the consumer. See Exhibit 7C. The retailers listed in the magazine (Amerigas, Ferrelgas, Suburban and Heritage) market directly to the consumer. We believe that Cenex is inappropriately listed as a retailer and therefore Heritage Propane enjoys a ranking of the fourth retail propane marketer in the United States.

c.	Page 136: “Based on industry publications, propane accounts for three to four percent of household energy consumption in the United States.” We have revised this disclosure to reflect updated industry statistics that propane accounts for 6.5 percent of household energy consumption. The industry statistics were prepared by the Propane Education & Research Council in March 2005, are supplementally provided herewith and are publicly available. See Exhibit 7D.

8.	Please state in this section that you will make an initial quarterly distribution of $0.175 per common unit. In addition, state the approximate date when you expect to pay the initial quarterly distribution.

Response:    We have revised the Registration Statement accordingly. See page 1 of the Registration Statement.

9.	Please clarify throughout that you will purchase the additional units directly from ETP and not from the equity holders.

Response:    We have revised the Registration Statement accordingly. See pages 1, 9, 41, 42, 43, 59, 69, 123, 167 and F-5 of the Registration Statement.

Our Management, page 7

10.	You state here and on page 13 that your general partner, LE GP, LLC, will manage your operations and activities. Please clarify here and in the cash distributions sub-section on page 12 whether LE GP, LLC will establish the quarterly cash distribution levels for your common units and establish the cash reserves and payment of fees and expenses, including payments to LE GP, LLC and ETP.

Securities and Exchange Commission

October 13, 2005

Response:    We have revised the Registration Statement accordingly. See pages 5 and 9 of the Registration Statement.

Comparison of Rights of Holders of Our Common Units and ETP’s Common Units, page 8

11.	In the table on page 9, where you discuss the respective sources of cash flow, please clarify briefly that ETP may be your potential competitor in the process of conducting its business and operations, as you discuss on page 25.

Response:    In response to comment 6, we have revised the Registration Statement to remove the table from the “Summary” and have moved it to page 178 of the Registration Statement. On page 179 of the Registration Statement, we have revised the tabular disclosure to clarify that ETP may be our potential competitor.

12.	Here or in an appropriate location discuss the rights of the holders of the Class D and E unitholders.

Response:    We have revised the Registration Statement to provide a discussion of the rights of the holders of class C and class E units of Energy Transfer Partners, L.P. (“Energy Transfer Partners” or “ETP”) We have not included a discussion with respect to class D units, as there are no class D units issued and outstanding. See page 196 of the Registration Statement.

The Offering, page 12

13.	Where you generally discuss your distribution policy, as in this section, please revise to state what you “will” pay instead of what you “intend” or “expect” to pay.

Response:    We have revised the Registration Statement accordingly. See pages 9, 10, and 125 of the Registration Statement.

14.	With respect to the limited call right, please disclose the amount of your ownership that will be held by affiliates at the offering date.

Response:    We have revised the Registration Statement accordingly. See page 10 of the Registration Statement.

Risk Factors, page 23

In the future, we may not have sufficient cash to pay distributions . . ., page 23

15.	We note on page 13 that you will have sufficient cash from operations to make the initial quarterly distribution on all units for each quarter through August 31, 2006. Please disclose in this location the dollar amount of available cash you need for this stated purpose.

Securities and Exchange Commission

October 13, 2005

Response:    We have revised the Registration Statement to disclose dollar amount of available cash we will need to make the initial quarterly distribution. See page 17 of the Registration Statement.

Our general partner only has one executive officer . . ., page 26

16.	Please clarify whether Mr. McReynolds will continue to serve as your chief financial officer following the offering. We note that Mr. McReynolds was a partner at a law firm prior to becoming your president and chief financial officer. We further note that you cite risks regarding compliance with section 404 of the Sarbanes-Oxley Act. To the extent that Mr. McReynolds does not have an accounting or finance background, disclose any risks related to him serving as your chief financial officer.

Response:    We have revised the Registration Statement accordingly. See page 21 of the Registration Statement.

Although we control ETP through our ownership of its general partner . . ., page 39

17.	You state on page 8 that ETP’s cash distributions to its common unitholders have a priority over your incentive distribution rights in ETP. Please discuss briefly, if appropriate, how ETP’s inability to meet its minimum quarterly distribution to its own unitholders may result in decreased distributions to you.

Response:    In response to this comment, we have revised the risk factor on pages 18 and 19 entitled “A reduction in ETP’s distributions will disproportionately affect the amount of cash distributions to which we are currently entitled” as we believe this is the more appropriate location to address this comment.

Potential conflicts of interest may arise among our general partner, its affiliates and us . . ., page 40

18.	In the fourth bullet point you state that your general partner determines which costs incurred by it and its affiliates are reimbursable by you. Please expand the risk factor caption and disclosure to include a brief discussion of the risk that if you are unable or unwilling to fully reimburse or indemnify your general partner for obligations and liabilities it incurs in managing your business, the value of your general partner, and therefore the value of your common units, may decline.

Response:    In response to this comment, we have added a new risk factor on page 35 entitled “Our reimbursement of fees and expenses of our general partner will limit our cash available for distribution.” as we believe this is the more appropriate location to address this comment.

Securities and Exchange Commission

October 13, 2005

Our Cash Distribution Policy and Restrictions on Distributions, page 48

19.	Please change the caption entitled Restrictions on Our Ability to Change Our Cash Distribution Policy to reflect accurately the fact that you also discuss in the sub-section the various limitations on your ability to make quarterly distributions. Also, please include any limitations on your ability to make distributions that will be imposed by the new term loan that you refer to on page 110.

Response:    We have revised the caption on page 44 in response to this comment. As Energy Transfer Equity is still in the discussion stage related to the new revolving credit facility referred to on page 110, it is not yet able to describe any provisions in the credit agreement for this facility that would limit the ability of Energy Transfer Equity to make quarterly cash distributions; however, Energy Transfer Equity will describe any such limitations in the next amendment as it expects the terms of such facility will be known at that time.

Our Initial Distribution Rate, page 49

20.	Please disclose the factors based on which you have determined the minimum quarterly distribution. To the extent applicable, provide specific detail for each factor, for example, expected cash requirements or amount and due date of any material debt payment, and so on.

Response:    We have revised the Registration Statement to provide a bullet point list of factors based on which we have determined the minimum quarterly distribution. See page 46 of the Registration Statement.

21.	You state on page 50 that you will distribute all your available cash to common unitholders of record on a quarterly basis, and as part of calculating available cash, you subtract the amount of cash reserves that your “general partner determines is necessary or appropriate.” Please make clear wherever you discuss available cash whether your general partner has absolute discretion to determine the amount or is limited by standards of reasonableness or other restraints. In addition, clarify whether your general partner has the right to modify or repeal your distribution policy at any time and for or without any reason.

Response:    We have revised the Registration Statement accordingly. See page 47 of the Registration Statement.

Unaudited Pro-Forma Consolidated Available Cash, page 53

22.	Please add a footnote which shows your calculation of your proceeds from the issuances of ETP common units or add a cross reference to show specifically where this information can be found. Additionally, please disclose to whom the common units were issued.

Securities and Exchange Commission

October 13, 2005

Response:    We have revised the Registration Statement accordingly. See page 53 of the Registration Statement.

23.	Your table on page 53 shows additional expenses of being a public company of $1.7 million for the year ended August 31, 2004 and $1.3 million for the nine months ended May 31, 2005. Footnote (c) discloses $2.5 million in incremental expenses. Please advise or revise.

Response:    Energy Transfer Equity incurred approximately $0.8 million and $1.2 million of expenses considered to be incremental costs associated with being a public entity during the year ended August 31, 2004 and the nine months ended May 31, 2005, respectively, as ETE readied itself for the filing of the Registration Statement. The $1.7 million and $1.3 million indicated in the table on page 50 for the year ended August 31, 2004 and the nine months ended May 31, 2005, respectively, represent additional expenses estimated for the respective periods to reflect the anticipated $2.5 million of expenses management expects to incur as a public company each annual period. Footnote (c) on page 51 has been revised accordingly.

Estimated Cash Available to Pay Distributions Based Upon Estimated Consolidated Adjusted EBITDA, page 58

24.	Please explain the significant fluctuations in expected sales of natural gas and NGLs in the midstream segment for fiscal year end August 31, 2006 as compared to fiscal year end August 31, 2004 pro forma amounts.

Response:    We have revised the Registration Statement to correct the amounts attributable to the midstream segment for fiscal year end August 31, 2006. The prior presentation was incorrectly calculated, as it did not take into account volumes for ETP’s producer services business and only presented volumes for ETP’s treating business. Because of the market impact on volumes transported by third-parties, we have not made any increase in volumes from the pro forma volumes for the fiscal year ending August 31, 2004. Please see page 56 of the Registration Statement.

25.	Please explain the significant increase in EBITDA for the transportation segment from $63.7 million for the year ended August 31, 2004 to the $275 million estimate for the 12 months ended August 31, 2006. We assume the increase is due primarily to acquisition activity and the completion of construction of certain projects. Please clarify the extent to which acquisitions and new construction contributed to the increase in EBITDA. Please also clarify your growth assumptions to the extent that any of the increase reflects assumed organic growth.

Response:    The increases in EBITDA for our transportation segment are attributable to acquisition activity and the completion of certain projects. The following table provides a breakdown of EBITDA that is attributable to certain acquisitions completed by ETP and growth projects ETP is currently engaged in:

	FY Ending 8/31/2004	FY Ending 8/31/2006	Change
Transportation EBITDA	$63,700	$275,000	$211,300

Securities and Exchange Commission

October 13, 2005

Impact of Acquisitions
Houston Pipeline	$113,000
TUFCO (ET Fuel)—Partial Year In 2004 vs Actual Full Year 2005	$63,345

Total Impact From Acquisitions	$176,345

Impact of Organic Growth
42” pipeline from Reed, Texas to Texoma Pipeline	$15,000
24” pipeline in Fort Worth Basin	$5,000
Texoma interconnects	$8,500
Expansion of HPL connection to Cimarex gathering system	$1,600
Expansion of gathering systems and related lines in Culberson County	$4,500
Other	$355

Total Impact From Organic Growth	$34,955
Total Change From 2004 Transportation EBITDA to 2006 Forecast	$211,300

26.	Please explain why you include the $131 million proceeds from the equity offering in this table. Based on disclosure in note (h) we assume you are referring to the common units that you plan to purchase from Energy Transfer Partners, L.P. noted in the Use of Proceeds section on page 45. If our assumption is correct, please explain why this adjustment is necessary since you consolidate Energy Transfer Partners, L.P. and there would be no consolidated net impact on cash. Notwithstanding the preceding, please explain whether you expect to depend on equity issuances in future periods to support the payment of cash distributions to existing unitholders.

Response:    We have corrected footnote (k) on page 59 to reflect that the $131.0 million in equity proceeds is derived from a public offering of ETP common units, rather than a purchase of ETP units by Energy Transfer Equity. The numbers in the table took into account the issuance of these ETP units to the public so no other changes to this table were necessary as a result of the change to this footnote. In response to the Staff’s comments, we have also supplemented footnote (k) on page 59 of the Registration Statement to make it clear that we do not expect to use proceeds from future equity offering to fund the distributions to our existing unitholders.

Securities and Exchange Commission

October 13, 2005

Distributions of Cash upon Liquidation, page 66

27.	If the general partner has a priority on distribution to the common unitholders in the event of a liquidation, please describe their different rights.

Response:    We have not made any change to the Registration Statement in response to this comment as the general partner does not have priority on distribution to the common unitholders in the event of a liquidation.

Management’s Discussion and Analysis, page 72

28.	Please note that Item 303(a)(3)(ii) of Regulation S-K requires, as applicable, a discussion of any known trends or uncertainties that may materially affect your business or operations. Please expand this section to discuss in reasonable detail any known material trends and uncertainties that will have or are reasonably likely to have a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. For example, if relevant, you may discuss the evolving trends in the midstream, transportation and storage of natural gas, the natural gas and propane prices, the nature of your competition, the consumer demands for natural gas and propane in the geographical markets where you operate, and so on. In doing so, provide additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. Also, please discuss whether the recent hurricanes had a material effect on your business or operations. In addition, discuss in reasonable detail:

•	the economic or industry-wide factors relevant to your company, and

•	the material opportunities, challenges and risks in short and long term and the actions you are taking to address them.

Please refer to SEC Release No. 33-8350.

Response:    We have revised the Registration Statement accordingly. See pages 70-73 of the Registration Statement.

Financial Presentation, page 74

29.	Your disclosure here suggests that you record the gains resulting from the issuances of Energy Transfer Partners, L.P. common units; however, on page F-38, Gains on Issuances of Subsidiary Units, you disclose that you elected not to record such gains. Please advise or revise.

Response:    Energy Transfer Equity has adopted an accounting policy of not recording gains on issuances of subsidiary units, as indicated on page F-38. Please refer to the response to comment number 45 for further discussion of our accounting policy regarding

Securities and Exchange Commission

October 13, 2005

issuances of Energy Transfer Partners common units. We have revised page 74 of the Registration Statement accordingly.

Debt Obligations, page 109

30.	Please identify the institution with which you have a $600 million senior secured term loan agreement and the institution with which you expect to enter into a credit facility of up to $100 million. Please explain the reason for entering into the new term loan facility.

Response:    We have revised the Registration Statement to identify the institutions with which we have our $600 million senior secured facility. See page 109 of the Registration Statement. As we are still in the discussion stage related to the new revolving credit facility referred to on page 110, we are not yet able to identify the institution with which we expect to enter into a new credit facility. We have also revised the Registration Statement to explain the reason for entering into the new term loan facility. See page 109 of the Registration Statement.

Legal Proceedings, page 146

31.	Please describe the nature of the SCANA litigation. See Item 103 of Regulation S-K.

Response:    We have revised the Registration Statement accordingly. See page 147 of the Registration Statement.

Management, page 148

32.	In this table on page 148, please clarify which director will resign from the board of directors of your general partner upon closing. Also, update the ETP table to identify the directors that will not stand for re-election.

Response:    As none of the directors of the general partner of ETE will resign upon closing, we have deleted the footnote to the table on page 148. We have also updated the ETP table accordingly. See pages 149 and 157 of the Registration Statement.

33.	Please provide dates to account for the business experience of Messrs. Rioux and Collins for the past five years. See Item 401(e)(1) of Regulation S-K.

Response:    We have revised the Registration Statement accordingly. See pages 150 and 159 of the Registration Statement.

Security Ownership of Certain Beneficial Owners and Management, page 163

34.	Please identify the persons who exercise voting and investment control over the securities held of record by the non-public entities listed on pages 163 and 164. Also, please include the addresses for each of the beneficial holders. For example, we note that you have not included Mr. Hersh’s and Natural Gas Partners VI, L.P.’s addresses on page 163 and Ms. Hicks’s address on page 164.

Securities and Exchange Commission

October 13, 2005

Response:    We have revised the Registration Statement accordingly. See pages 165 and 166 of the Registration Statement.

35.	We note on pages 45 and 212 that the net proceeds from any exercise of the underwriters’ over-allotment option will be used to redeem an equal number of units from affiliates of your current equity partners. It appears that doing so would render those affiliates selling security holders in this offering. Please advise. With respect to any beneficial owner whose common units are subject to the over-allotment option, include the selling security holder information in the Security Ownership of Certain Beneficial Owners and Management section on page 163. In that table, please list the unit amounts those persons might have redeemed if identical units are sold for the over-allotment option and identify each beneficial owner who is a selling security holder as an underwriter in the event the over-allotment option is exercised.

Response:    We do not believe that our current equity owners (collectively, the “Equity Owners”) are selling unitholders in this offering. The prospectus discloses that the common units subject to the underwriters’ over-allotment option will be sold by Energy Transfer Equity directly to the public. The Equity Owners have not offered to sell any of their common units directly to the public. The net proceeds of this sale will, in turn, be used by Energy Transfer Equity to redeem from the Equity Owners a number of common units that is equal to the number of common units sold to the public upon exercise of the over-allotment option. These facts are clearly disclosed in the Registration Statement. However, all of the disclosures that would be required by Item 507 of Regulation S-K, Selling Security Holders, if the Equity Owners were deemed to be a selling stockholders are included in the prospectus in the section on page 218 entitled “Selling Unitholders.” Please see pages 41 (“Use of Proceeds”) and 165 (“Security Ownership of Certain Beneficial Owners and Management”). We do not believe that any of our Equity Owners who is a selling security holder would be deemed an underwriter in the event the over-allotment option is exercised.

Conflicts of Interest and Fiduciary Duties, page 168

Conflicts of Interests, page 168

36.	It appears that your general partner may make certain decisions without others’ approval. Please specify all decisions or types of decisions your general partner is entitled to make in its sole discretion. In addition, if there is any appreciable likelihood that your general partner would exercise its power to withhold its consent to an assignee requesting admission as a substituted limited partner, as described on page 173, please include an appropriate risk factor discussing the negative impact on liquidity of that a power of your general partner.

Response:    We have revised the Registration Statement accordingly. See page 173 of the Registration Statement. We believe that there is no appreciable likelihood that our general partner would exercise its power to withhold its consent to an

Securities and Exchange Commission

October 13, 2005

assignee requesting admission as a substituted limited partner. See the second paragraph in the section entitled “Description of Our Common Units—Transfer of Common Units.”

Fiduciary Duties, page 170

37.	On page 172 you state that in order to become one of your limited partners, “a common unitholder is required to agree to be bound by the provisions in the partnership agreement. . .” Please clarify that the limited partners agree to be bound by the partnership agreement by purchasing common units.

Response:    We have revised the Registration Statement accordingly. See page 176 of the Registration Statement.

Underwriting, page 212

38.	We note your disclosure regarding electronic distribution. Please identify specifically any members of the underwriting syndicate that will engage in any electronic offer, sale or distribution of the units and describe their procedures to us. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures.

In your discussion of your procedures, tell us how your procedures ensure that the distribution complies with Section 5 of the Securities Act. In particular, describe:

•	the communications used;

•	the availability of the preliminary prospectus;

•	the manner of conducting the distribution and sale, such as the use of indications of interest or conditional offers; and

•	the manner and timing of funding of an account and payment of the purchase price.

In addition, please tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Also provide us with copies of all information concerning your company or prospectus that has appeared on that website. Again, if you subsequently enter into any of these arrangements, promptly supplement your response.

Response:    To date, UBS Securities LLC and Credit Suisse First Boston LLC have advised us that they may engage in electronic distribution and/or Internet postings of the

Securities and Exchange Commission

October 13, 2005

preliminary and/or final prospectus in connection with this offering. The other lead manager and the several co-managers have indicated that they do not expect to engage in electronic distribution or Internet postings of the preliminary or final prospectus.

As a courtesy to some customers to whom UBS Securities LLC will send a preliminary prospectus, UBS Financial Services Inc. (a selected dealer affiliated with UBS Securities LLC) may distribute preliminary prospectuses electronically to those customers. UBS Securities LLC will not accept indications of interest, offers to purchase or confirm sales electronically, except for the indications of interest accepted by UBS through its “New Issues” system (a section of the UBS Investment Bank Client Portal, formerly known as DealKey (SM), which is described in detail in the next paragraph). To the extent distributed electronically, the preliminary prospectus will be in Adobe printer defined format and will have an appearance that is substantially identical to the preliminary prospectuses that are physically distributed. No preliminary prospectus will be sent (electronically or otherwise) until a preliminary prospectus meeting the requirements of the Securities Act has been prepared and filed with the Commission.

UBS Securities LLC has informed us that it intends to make the preliminary prospectus available to selected customers through “New Issues,” a section of the UBS Investment Bank Client Portal that is part of UBS Securities LLC’s web-based client services site. UBS Securities LLC will accept indications of interest from those customers through “New Issues” but will not accept offers to purchase or confirm sales through any of its websites in connection with this offering. The “New Issues” section is password-protected and is separate from UBS Securities LLC’s publicly available website. Customers of UBS Securities LLC may obtain password access to “New Issues” only upon request. UBS Securities LLC currently limits access to “New Issues” in the United States to institutional customers that are “qualified institutional buyers” under Rule 144A. “New Issues” contains a listing of equity and equity-linked offerings, with each offering hyperlinked to an offering summary page. The offering summary page will contain Rule 134 information pertaining to the offering, a hyperlink to the preliminary prospectus and other non-offering related information (such as administrative or logistical information). In some cases, the offering summary page will also contain a link to the road show as discussed in greater detail in the final paragraph of this response. The preliminary prospectus will be in Adobe printer defined format, and a link will be available on the page to download the required viewer. We have been informed by UBS Securities LLC that Ms. Kristina Schillinger, Esq. of the Commission reviewed UBS Securities LLC’s electronic offering procedures without objection in the spring of 2001.

Credit Suisse First Boston LLC has informed us that it plans to post the preliminary prospectus and the final prospectus on the “Equity New Issues US” portion of its external website. Please note, however, that Credit Suisse First Boston will not rely on such availability to satisfy its prospectus delivery requirements. The procedures employed in connection with its electronic website posting of the prospectus were reviewed by the Staff in connection with the Google Inc. initial public offering dated August 18, 2004, as well as the Spirit Finance initial public offering dated December 15,

Securities and Exchange Commission

October 13, 2005

2004. Moreover, screen shots of both the posting of the Google preliminary prospectus and the Spirit Finance preliminary prospectus on the “Equity New Issues US” portion of CSFB’s external website were cleared by the Staff. Neither the procedures of Credit Suisse First Boston LLC with respect to “Equity New Issues US” nor the appearance of the screen shots have changed since they were cleared by the Staff in the aforementioned transactions.

UBS Securities LLC has also informed us that, in addition to distributing preliminary prospectuses electronically through “New Issues,” it and other underwriters may send preliminary prospectuses via email as a courtesy to selected customers to whom they are concurrently sending a physical copy of the preliminary prospectus.

We understand that UBS Securities LLC plans to engage NetRoadshow, Inc. to host or access the preliminary prospectus on the Internet. The internet address of NetRoadshow, Inc. is “www.netroadshow.com.” UBS Securities LLC has entered into a Master Services Agreement with NetRoadshow, Inc., a copy of which is provided supplementally herewith as Exhibit 38A to this letter. The only material that will appear on NetRoadshow, Inc.’s website in connection with this offering will be a copy of the preliminary prospectus and the road show. In accordance with the agreement, NetRoadshow, Inc. will make the road show available only to those investors who have been provided with a password from the underwriters. An investor who is given the password may access the road show during a one-day period and will not be able to download, copy or print any portion of the road show transmission other than the preliminary prospectus. In the agreement, NetRoadshow, Inc. agrees to comply with its obligations under the terms of the response of the Office of Chief Counsel, Division of Corporate Finance, Securities and Exchange Commission, dated July 30, 1997, with respect to road show transmissions for registered offerings, as amended or updated by other no-action letters relating to Internet road shows.

No Sales of Similar Securities, page 213

39.	With respect to the lock-up agreements to which you refer, please disclose whether the underwriters may allow, on certain circumstances, a transaction prohibited by those agreements, and if so, discuss all factors it will consider before granting its consent.

Response:    In response to the Commission’s comment, we have revised the disclosure on page 221 to clarify that, in considering whether or not to release common units from the lock-up, UBS Securities LLC, Wachovia Capital Markets, LLC and Credit Suisse First Boston LLC will consider the requesting unitholder’s reasons for requesting the release, the number of common units for which the release is being requested and the prevailing economic and equity market conditions at the time of the request.

Securities and Exchange Commission

October 13, 2005

Directed Unit Program, page 215

40.	We note that you intend to engage in a directed unit offering. Please state whether all common units thus purchased will be subjected to lock-up restrictions, and whether any reserved units not so purchased will be offered by the underwriters to the general public on the same terms as the other units.

Response:    In response to the Commission’s comment, we have revised the disclosure on page 222 to make more conspicuous the disclosure that any purchaser of more than $100,000.00 worth of common units through the directed unit program will be subject to a 180-day lock-up in respect of those units. We have also added disclosure on page 222 to the effect that any units reserved for purchase under the directed unit program that are not so purchased will be sold to members of the general public on the same terms as the other units being sold in the offering.

41.	Please provide us with all materials given to potential purchasers in the directed unit offering. In addition, describe to us the mechanics of how and when the common units under the directed share program are offered and sold to investors. For example, tell us how the prospective recipients, particularly the “certain other persons” and the number of reserved units are determined. Tell us how and when the issuer and underwriter notified the directed unit investors, including the types of communications used. Discuss the procedures these investors must follow in order to purchase the offered securities. Tell us whether directed unit purchasers are required to establish accounts before the effective time, and, if so, whether any funds are put in newly established brokerage accounts before the effective date. Tell us how the procedures for the directed unit program differ from the procedures for the general offering to the public. Finally, tell us how you will assure that this offer will meet the requirements of Section 5 of the Securities Act and Rule 134.

Response:    UBS Financial Services Inc. (a selected dealer affiliated with UBS Securities LLC) will administer the directed unit program. The directed unit program materials that the issuer intends to deliver to potential purchasers will include the following:

•	a cover letter to potential purchasers of units in the directed unit program, a draft of which is attached at Exhibit 41A to this letter;

•	a Directed Unit Program Procedures guide with contact information, a draft of which is attached as Exhibit 41B to this letter;

•	a set of frequently asked questions and answers regarding the directed unit program, a draft of which is attached as Exhibit 41C to this letter;

•	an Indication of Interest Form to be completed by potential purchasers;

Securities and Exchange Commission

October 13, 2005

•	an NASD Certification Form, a draft of which is attached as Exhibit 41D to this letter;

•	an Account Application (including a new account instruction form, a Form W-9 and a client agreement) to be completed by the potential purchaser in order to allow UBS Financial Services Inc. to open an account for the potential purchaser (a potential purchaser must have a UBS Financial Services Inc. account in order to participate in the directed unit program); and

•	a copy of the preliminary prospectus.

Energy Transfer Equity and UBS Financial Services Inc. intend to adhere to the following procedures in connection with the directed unit program:

•	ETE will provide to UBS Financial Services Inc. a database with each potential participant’s name, address and phone number.

•	A new account mailer containing the directed unit program materials will be sent to each potential participant by Federal Express with a Federal Express return envelope. Please note that no directed unit program materials have been sent as of the time of this response, and no directed unit program materials will be sent until after a preliminary prospectus meeting the requirements of Section 10 of the Securities Act has been prepared and filed with the Commission.

•	Participants will return packages, as applicable, to express their interest.

•	Any potential participant that cannot sign the NASD Certification will not be allowed to participate in the directed unit program.

•	Upon receipt of a package, a UBS Financial Services Inc. salesperson will call the potential participant to:

•	confirm receipt of the package;

•	confirm the potential participant’s indication verbally and advise the potential participant of the expected pricing date and price range;

•	reiterate that if UBS Financial Services Inc. is unable to confirm the potential participant’s indication of interest on the night of pricing (after the registration statement is effective and before trading the morning after pricing), the potential participant will not be allocated any units;

•	review payment options and the time by which payment must be received by UBS Financial Services Inc. (UBS Financial Services Inc. does not accept funds prior to pricing and effectiveness); and

Securities and Exchange Commission

October 13, 2005

•	advise the potential participant of any lock-up restrictions.

•	The salesperson will update the database of potential participants to reflect that the indications have been orally confirmed.

•	On the morning of pricing, the allocation amount and final indication list will be e-mailed to the ETE with instructions to give UBS Financial Services Inc. final allocations after the pricing.

•	On the night of pricing, after the issue is priced and effective, a UBS Financial Services Inc. salesperson will call each participant* to:

•	confirm his or her final allocation, price and amount due (the directed units will be purchased at the full initial public offering price);

•	ask for his or her acceptance;

•	review payment options and timing; and

•	discuss any lock-up restrictions.

•	On the morning after pricing, a UBS Financial Services Inc. salesperson will call those participants who were not reached the night before. By 9:00 a.m. EST, UBS Financial Services Inc. will inform ETE of the participants who have not been contacted.

When the issue begins trading, UBS Financial Services Inc. will review the list for completeness. If there are any participants who have not been reached, UBS Financial Services Inc. will inform ETE and the units will be given back to UBS Securities LLC.

Affiliations, page 215

42.	Please identify the affiliate of Wachovia Capital Markets LLC that is your lender.

Response:    In response to the Commission’s comment, we have revised the disclosure on page 223 to disclose that Wachovia Bank, National Association is the affiliate of Wachovia Capital Markets LLC that is our lender.

*	If a voicemail message is left, the salesperson will leave the following message: “I am calling from UBS Financial Services Inc. regarding the Energy Transfer Equity, L.P. directed unit program. The issue was priced this evening (day, date). We must speak to you no later than 9:30 a.m. EST tomorrow to confirm your participation and pricing. If we do not speak to you by then, you will not be able to participate. Please return this call to { }.”

Securities and Exchange Commission

October 13, 2005

Energy Transfer Equity, L.P. and Subsidiaries

Audited Consolidated Financial Statements, page F-19

Notes to Consolidated Financial Statements, page F-27

General

43.	Please provide us with the following information regarding each issuance of common units, warrants, options, or debt that is convertible into common units. Providing the requested information in a tabular format for the period from September 1, 2004 to the present would help expedite our review. Tell us in detail the date of each issuance, what was issued, all of the terms associated with each issuance (number of shares, stock price paid, exercise price and terms, and conversion price and terms), the fair value of a share of your common units on each issuance date, how you determined the fair value on each date, and the amount of any compensation expense, interest expense, or other charges recorded in your financial statements associated with each issuance, including how you calculated any amount recorded. If any amounts are being amortized rather than expensed immediately, also tell us how you determined the amortization period. If the fair value you indicate for your stock on any of these issuance dates is less than the anticipated IPO price, also describe the intervening events which occurred between the issuance date and the date you filed your registration statement that significantly increased the fair value of your stock. Also, reconcile the amounts of compensation expense and other expenses recorded in your financial statements to the analysis you provide us. We may have further comments after we review your response.

Response:    Although you have requested a tabular presentation of all issuances of common units, warrants, options, or convertible debt from the period since September 1, 2004 to September 2, 2005, the date of the filing of our registration statement on Form S-1, there has only been two issuances, both of common units and occurring after May 31, 2005, the last period for which financial information is presented. Thus, we are providing the following narrative description of each of these issuances to provide the supplemental information requested by the Staff.

On June 15, 2005, ETE issued 12,610,488 limited partner units to FHM Investments, L.L.C., representing a 5% ownership by FHM in us. These limited partner units were newly created equity interests and were issued to FHM in exchange for its contribution of: (i) a 5% member interest in Energy Transfer Partners, L.L.C., (ii) a 4.9995% interest in Energy Transfer Partners GP, L.P., and (iii) 1,638,692 Common Units of Energy Transfer Partners, L.P. For a description of how the units issued to FHM were recorded, please refer to our Response to Comment 44.

On June 17, 2005, the Tier II, Tier III and Tier IV Units, issued to ETC Holdings, LP at the inception of ETE, were converted into 48,582,996 limited partner units (on a one-for-one basis) upon reaching the appropriate payouts required with respect to each such tier. No value was placed on these units at the date of grant, as the payouts for the Tier II, Tier III and Tier IV Units were much more difficult to achieve than even the Tier I payout applicable to the Employee Incentive Units. See our response to Comment 46. No entry was required to be made on the date of conversion into limited partner units.

Note 1. Operations and Organization, page F-27

44.	Please tell us how you recorded the June 20, 2005 transactions which resulted in you receiving 1,638,692 Common Units of Energy Transfer Partners, L.P., 4.6662% limited partner interest in ETP GP and the 5% member interest of ETP LLC for the 5% limited partner interest in Energy Transfer Equity, L.P. In this regard, an overview of all the entries giving rise to these items may be helpful to our understanding. In your response please cite the appropriate GAAP literature you followed in recording amounts.

Response:    In response to the Staff’s comments, we have revised the information in Note 1, on page F-27 of the Registration Statement, to correct the typographical error of “4.662% limited partner interests in ETP GP” to “4.9995% limited partner interests in ETP GP” as stated in the preceding sentence of that paragraph.

Below is a summary of each part of the transaction between FHM, ETP and ETE. It should be noted that FHM is owned and controlled by certain members of the current management of ETP. Additionally, FHM and ETP are not entities under common control, nor are FHM and ETE.

•	In September 2004, FHM purchased a 4.9995% limited partner interest in ETP GP and a 5% member interest of ETP LLC. FHM’s investment in ETP GP and ETP LLC is reflected as a minority interest liability in the consolidated financial statements of ETE at the amount paid by FHM for these interests.

The following transactions occurred on or about June 15, 2005:

•	The FHM owners purchased 1,640,000 Common Units of ETP (ETP Units) from ETP for $31.95 per unit, which was determined to be the fair value of those units at the time of the transaction, as approved by both the Independent and Audit Committees of the general partner of ETP, ETP GP. ETP recorded an increase to partners’ capital and an increase to cash of $52,398,000. This amount was reflected as an increase to minority interest liability in the consolidated financial statements of ETE.

•	ETP GP contributed $1,069,347 to ETP in order to maintain its 2% general partner interest in ETP (See discussion of ETP GP’s obligation to contribute amounts to ETP in connection with the issuance of ETP limited partner interests in response to comment 45). This contribution did not impact the consolidated financial statements of ETE as ETP GP’s investment in ETP is eliminated in consolidation.

•	The owners of FHM contributed the ETP Units to FHM. FHM recorded the transaction at $52,398,000. This transaction does not impact the consolidated financial statements of ETE.

•	FHM contributed its 4.9995% limited partner interest in ETP GP, its 5% member interest of ETP LLC, and 1,638,692 of the ETP Units to ETE in exchange for a 5% limited partner interest in ETE. The exchange is considered to be an exchange of equivalent values, which is readily apparent given that ETE had no assets other than its interests in ETP GP, ETP LLC and ETP (i.e. 5% interest in ETP LLC and 4.9995% interest in ETP GP plus 1,638,692 ETP Common Units equals 5% interest in ETE). ETE recorded an additional investment in ETP at the fair value of the ETP Common Units received (which equaled the book value of FHM’s investment in ETP related to the 1,638,692 ETP Common Units). The transaction is recorded at fair value based on the guidance in paragraph 18 of APB 29, “Accounting for Nonmonetary Transactions”.

The acquisition by ETE of 1,638,692 of ETP Common Units from FHM (a minority unitholder) is accounted for using the purchase method of accounting in accordance with paragraph 14 of Statement of Financial Accounting Standards No. 141, “Business Combinations”. Accordingly, the assets and liabilities of ETP are “stepped up” to the extent acquired.

Securities and Exchange Commission

October 13, 2005

Note 3. Summary of Significant Accounting Policies and Balance Sheet Detail, page F-12

Gain on Issuances of Subsidiary Units, page F-38

45.	Please clarify whether or not you have purchased a pro rata share of Energy Transfer Partners, L.P. related equity issuances to maintain your ownership percentage in the Company. Please note that SAB 51 requires companies to recognize gains and losses on the issuance of a subsidiary’s stock in the income statement or as equity transactions. Please advise or revise. See Questions 1 and 5 of SAB 51.

Response:    Section 5.2 of the Amended and Restated Agreement of Limited Partnership of Energy Transfer Partners, L.P. requires that the general partner, “upon the issuance of any additional Limited Partner Partnership Interests” [by ETP] “make additional Capital Contributions equal to 2/98 of any amount contributed to [ETP] in exchange for such Additional Units.” ETP’s general partner makes an additional capital contribution equal to this amount in connection with each issuance of additional limited partner interests. We have revised the first sentence of the paragraph – Gain on Issuances of Subsidiary Units on page F-38, as well as the first sentence of the first paragraph under the caption “Critical Accounting Policies – Gain on Issuances of Subsidiary Units” on page 118, to discuss the required capital contributions of ETP’s general partner.

Employee Incentive Interest, page F-40

46.

Please tell us in detail how you determined that the estimated fair value of the Employee Incentive Units on the date of grant was insignificant due to the preferred distributions the other partners would receive prior to vesting of the Employee

Securities and Exchange Commission

October 13, 2005

Incentive Interests. In your response be sure to specify the fair value of the Employee Incentive Units on the date of grant and the significant assumptions you used to determine the fair value of the units and preferred distributions.

Response:    The Employee Incentive Units were a limited partner interest created under ETE’s partnership agreement at its formation. A total of 12,145,749 Employee Incentive Units were granted, of which 4,858,300 were redeemed by ETE in May 2005. At the time of their grant, the Employee Incentive Units had a nominal Fair Market Value, determined to be $0.006 per unit. Fair Market Value was determined by taking the $1.00 per unit value for each Limited Partner Unit purchased at formation by the limited partners, and adjusting if for a number of factors that significantly reduced its value.

Unlike the Limited Partner Units, a number of contingent events were required to occur for the holder of an Employee Incentive Unit to have a similar limited partner interest as the holder of a Limited Partner Unit. These events included the achievement of certain payouts to the holders of Limited Partner Units, three-year vesting provisions and the requirement that the holder continued to be employed by ETE. A discount of 99% was applied to the value of a Limited Partner Unit because of the restrictive payout requirements. The holders of Limited Partner Units had to receive in distributions the amount of their original investment, plus a 10% rate of return each year for five years before the Employee Incentive Units vested. An additional discount of 40% was applied because of the restricted marketability of the Employee Incentive Units, which were a minority interest that had no right to receive distributions.

At the date of grant, ETE was a startup company with only very minor assets, the fair value of which was $30 million. At the time ETE acquired these assets, the natural gas industry was significantly depressed in the fall of 2002 following a number of industry events, including the implosion of Enron. Substantially all industry players were facing financial difficulties, i.e., Williams, Dynegy, Enron, among others. Significant impairments were recorded in 2002 by industry participants and several bankruptcy filings were made. Counterparties of natural gas companies were requiring investment grade ratings in order to transact business. ETE was a small, private company without any ability to obtain an investment grade rating.

At the date of grant, ETE’s assets did not appear to be sufficient to provide the payout required in order to vest the Employee Incentive Units. The preferred rate of return to the holders of ETE’s Limited Partner Units was required to be made after repayment of ETE’s debt obligations of $160 million. In order to achieve the payout and provide the Employee Incentive Units with the opportunity to receive distributions, approximately $225 million of distributions to the Limited Partner Units was required within the first five years. Thus, a total of approximately $385 million was required to be repaid/distributed before the Employee Incentive Units became entitled to receive any distribution. This amount does not include an estimated additional $6 million per year of maintenance capital expenditures required to maintain the assets or the $11 million per year in interest costs.

Energy Transfer Equity, L.P. and Subsidiaries

Notes to Consolidated Financial Statements, page F-27

Note 15. Summarized Condensed Consolidating Financial Statements, page F-65

47.	Please revise your disclosure to indicate, if true, that the guarantor subsidiaries are 100% owned and that the guarantees are joint and several. Otherwise, please tell us why you believe that you qualify for the reduced disclosure requirements of Rule 3-10 of Regulation S-X.

Response:    In response to the Staff’s comments, we have revised the discussion in Note 15, on page F-65 of the Registration Statement, to (i) separately reflect the balance sheet, statement of operations and statement of cash flows information for HPL Consolidation LP, one of the Subsidiary Guarantors, and (ii) clearly state that Energy Transfer Partners owns all of the general partner interest and all of the limited partner interests in this entity except for a 2% non-voting limited partner interest owned by a non-affiliated third party. As stated in the letter to Mr. Joel Levine, Associate Chief Accountant, Office of Chief Accountant, Division of Corporate Finance of the Commission, attached hereto as Exhibit 47, Energy Transfer Equity believes that (i) Rule 3-10 is inapplicable to this Registration Statement as Energy Transfer Equity is not issuing any debt securities or guarantees and (ii) even if Rule 3-10 were applicable to this Registration Statement, HPL Consolidation LP is “100% owned” by Energy Transfer Partners in accordance with Rule 3-10(h)(1) and therefore the condensed consolidating financial footnote presentation permitted by Rule 3-10(f) is appropriate.

Unaudited Consolidated Interim Financial Statements, page F-75

Notes to Consolidated Financial Statements, page F-82

Note 12. Employee Incentive Interest, page F-96

48.	Please identify for us the other party in the exchange transaction that occurred in May 2005, in which you exchanged 631,320 common units of Energy Transfer Partners, L.P. and $1 million in cash for the redemption of 4,858,300 limited partner units. Tell us your basis of accounting for the assets transferred and any gains or losses recognized on transfer. In your response please cite the appropriate GAAP literature you followed in recording amounts. Refer to paragraph 18 of APB 29.

Response:    The parties involved in the transactions that occurred in May 2005 were former employees of Energy Transfer Equity, L.P. (ETE). We accounted for the redemption of the 4,858,300 ETE limited partner units as a capital transaction using the guidance in paragraph 37 of SFAS 123, which states that “[t]he amount of cash or other assets paid (or liabilities incurred) to repurchase an equity instrument shall be charged to equity, provided that the amount paid does not exceed the value of the instruments repurchased.” The amount of cash and the fair value of the other assets transferred were determined to be no more than the fair value of the former employees’ respective interests in ETE that were repurchased.

We originally recorded the reduction to ETE’s partners’ capital at an amount equal to the cash payment plus the book value of the ETP Common Units distributed. Our decision to record the distribution of the ETP Common Units at book value was based on our initial interpretation of the guidance provided in paragraph 23 of APB 29 and related interpretations relating to nonreciprocal transfers to owners which state that a pro rata distributions to owners of an enterprise of shares of a subsidiary…that is being consolidated…is to be considered to be equivalent to a spin-off. The guidance in paragraph 23 of APB 29 indicates that the accounting for the distribution of nonmonetary assets to owners of an enterprise in a spin-off…should be based on the recorded amount of the nonmonetary assets distributed.

However, upon further review, we have determined that the transaction was not considered a spin-off as the distribution was not done on a pro rata basis involving all partners of ETE, and did not involve disposing of all or a significant portion of a business segment. Therefore, we believe the appropriate guidance to follow is paragraph 18 of APB 29, which states that “[a] transfer of a nonmonetary asset to a stockholder or to another entity in a nonreciprocal transfer should be recorded at the fair value of the asset transferred, and a gain or loss should be recognized on the disposition of the asset.” Therefore, we have revised the unaudited interim financial statements of ETE for the period ended May 31, 2005 included in the Registration Statement to reflect the distribution at fair value and to record a gain on the transaction to the extent the fair value of the ETP Common Units distributed exceeded the book value of those common units.

Securities and Exchange Commission

October 13, 2005

Item 16. Exhibits and Financial Statement Schedules, page II-3

49.	Please revise to include your ratio of earning to fixed charges related to the debt registered by your subsidiary, Energy Transfer Partners, L.P. Refer to Items 601(12) and 503(d) of Regulation S-K.

Response:    We respectfully submit that a ratio of earnings to fixed charges related to the debt of Energy Transfer Partners, our subsidiary, is not required under Items 601(12) and 503(d) of Regulation S-K as we are not offering debt securities or preferential rights securities.

Exhibits

50.	Please file all required exhibits, including the underwriting agreement, the legal and tax opinions and the organizational documents for the limited partnerships, in a timely manner so that we may have time to review them before you request effectiveness of your registration statement.

Response:    The Registrant has filed with Amendment No. 1 all exhibits that are currently available. Please see Exhibits 3.3, 10.47, 23.1. 23.2, 23.3 and 23.4. The Registrant will promptly amend the Registration Statement to file all remaining exhibits as soon as they become available so that the Staff has adequate time to review.

Should the Staff have any questions or comments, please contact Tom Mason of Vinson & Elkins L.L.P. at (713) 758 -4539 or Gillian Hobson of the same firm at (713) 758-3747.

Securities and Exchange Commission

October 13, 2005

Very truly yours,
ENERGY TRANSFER EQUITY, L.P.

By:	LE GP, LLC, its general partner

/s/ JOHN W. MCREYNOLDS
John W. McReynolds President and Chief Financial Officer